216 16th Street Suite 1350 Denver, CO 80202 PH (303) 893-9000

November 30, 2015

Via EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed April 15, 2015 Form 10-Q for the Fiscal Quarter Ended June 30, 2015 Filed August 19, 2015 File No. 1-35330

Dear Mr. Schwall:

As discussed with Mr. Brad Skinner on November 30, 2015, we respectfully request a one week extension of the time to file our response to your letter dated November 17, 2015. With this extension, we plan to respond to your letter on or before December 9, 2015.

If you have any questions, please do not hesitate to call me at (303) 618-4507.

Sincerely,

/s/ Kevin K. Nanke
Name: Kevin K. Nanke
Title: Chief Financial Officer